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Exhibit

Exhibit Description

99.1 Announcement on 2025/10/28: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce important resolutions of the 2025 Extraordinary Shareholders’ Meeting

Exhibit 99.1

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce important resolutions of the 2025 Extraordinary Shareholders’ Meeting

1. Date of the special shareholders meeting: 2025/10/28

2. Important resolutions:

Approved the amendments to the Company’s “Asset Acquisition and Disposal Procedures”

3. Any other matters that need to be specified: None